Exhibit 99.2

[Letterhead]

February 1, 2008

VIA EMAIL AND FEDEX

Simon Worldwide, Inc.
5200 West Century Boulevard,
Los Angeles, California 90045
Attention:  Board of Directors

Re:	Recapitalization of the Company

Gentlemen:

Everest Special Situations, L.P. (“Everest”), as a principal holder of the outstanding shares of common stock (“Common Stock”), $.01 par value per share of Simon Worldwide, Inc. (the “Company”), continues to closely monitor the developments in the Company.  During the Company’s 2007 Annual Meeting on July 19, 2007 (the “Annual Meeting”), the stockholders approved a non-binding recapitalization proposal whereby holders of the Company’s Series A1 Senior Cumulative Participating Convertible Preferred Stock (the “Preferred Stock”) shall be converted into shares of Common Stock of the Company (the “Recapitalization Proposal”).  Since the Annual Meeting, the only update the Company’s stockholders have received is a press release dated October 5, 2007 (the “October Press Release”) where the Company announced that it was nominating a special committee of independent directors to review the Recapitalization Proposal.

We note that even in the Company’s most recent periodic report on Form 10-Q (the “September Report”), as filed with the Securities and Exchange Commission on November 13, 2007, the Company did not mention any new developments regarding the Recapitalization Proposal (or the Company for that matter) or the creation of such special committee.  The September Report disclosed the same type of information, and with the same lack of specificity, as the Company has been disclosing in its periodic reports for the past five years.  To the frustration of Everest, the Company again failed to provide any details with respect to the Board of Directors’ discussions relating to strategic alternatives.  As a result of the lack of information, Everest is left to wonder whether the Board of Directors is ever going to consider the will of the stockholders, the true owners of the Company.

February 1, 2008

                   We believe that the current economic conditions make it harder for companies to raise investment capital and, with the recent decline of the United States stock market, we also believe that this is a good opportunity for the Company to maximize the use of its liquid assets and to engage in a strategic acquisition of an operating entity.  However, to make the Company more attractive to a business combination transaction, we believe that the Company must first align the interests of the holders of the Company’s Preferred Stock and Common Stock and the liquidation preference of the holders of the Preferred Stock be eliminated by consummating the Recapitalization Proposal as soon as possible.  Any delays in consummating the Recapitalization Proposal will likely result in missed opportunities to infuse real activity into the Company and will likely result in continued waste of stockholder’s money on salaries and general and administrative expenses, as the Company has experienced in the past four to five years.

 On behalf of Everest, we would like to remind the members of the Board of Directors that you are bound by your duty of loyalty to the stockholders of the Company to hold meaningful discussions with respect to the implementation of the Recapitalization Proposal and to notify the stockholders of the progress of such consideration.  We urge the Board of Directors to immediately inform the stockholders about the status of the Recapitalization Proposal in order to avoid another proxy contest or legal action regarding this matter.

Very truly yours,

Elchanan Maoz